                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  24 September 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE	24th SEPTEMBER 2009

AIB announces €1bn 3 year Senior Unsecured Unguaranteed Bond Issue

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] today closed a €1 billion 3 year Senior Unsecured Unguaranteed Bond Issue. Significantly, this was the first Senior Unsecured Unguaranteed Bond Issue from any Irish bank since the Government Guarantee was introduced in September 2008.

The deal was priced at a spread over mid-swaps of 250 basis points with in excess of 230 international investors reflecting a well diversified geographic profile and was oversubscribed by 2.9 times.

Colm Doherty, Managing Director of AIB Capital Markets said:

“The positive reaction of the international markets by investing in unsecured and unguaranteed bonds of AIB reflects the clarity and certainty brought by NAMA.

“This deal represents a very significant step towards the normalisation of the international credit markets stance towards Irish banks and bodes well for future unguaranteed issuance from the Irish financial system.”

- Ends -

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-6600311 ext. 12162	Tel: +353-1-6600311 ext. 13894

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  24 September 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.